TSX: NGD NYSE American: NGD

# NEW GOLD PROVIDES RAINY RIVER MINE UPDATE

**September 15, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD)** is pleased to provide an update on its Rainy River Mine following the heavy rainfall and flooding experienced around the Fort Frances area in northwestern Ontario during the second quarter of 2022. The Company is also providing an update on the advancement of the Intrepid underground zone.

*"The team at Rainy River responded very well following the heavy rainfall and flooding during the second quarter," stated Renaud Adams, President & CEO. "Over the past month, efforts continued on dewatering the pit along with additional operational improvements to position the open pit to its optimal conditions. In July and August, Rainy River produced a total of approximately 41,000 gold equivalent ounces[1] and the mine is well positioned to have a strong finish to 2022 and deliver on its updated guidance. In addition, we had our first stope blasted in the Intrepid zone, a significant milestone for the mine, and we look forward to the continued ramp-up in underground production over the coming months."*

## Open Pit Update

Significant progress was made on dewatering the open pit during the summer months, and as a result mining at the bottom of the pit is back on track. As of the beginning of September, mining from the Main ODM zone has commenced and will continue to ramp up in the coming months.

Open pit tonnes mined in July and August averaged approximately 21,000 ore tonnes mined per day, a 70% increase compared to the 12,295 tonnes mined per day during the second quarter. In July and August, the strip ratio materially decreased, averaging approximately 4:1 compared to 7.96:1 during the second quarter. The strip ratio is expected to average below 3:1 for the remainder of the year. Steps were taken over the summer to better position the open pit operations, and substantially complete all of the remaining glacial till waste stripping, with only approximately 2.4 million tonnes left to be mined beginning in the fourth quarter.

In July and August, tonnes milled averaged approximately 24,100 tonnes per calendar day, with efforts focused on improving the reliability of the mill while managing the harder ore material from the North Lobe. Gold equivalent[1] production during July and August totaled approximately 41,000 ounces, and the operation remains on track to meet its updated annual gold equivalent guidance of 230,000 to 250,000 ounces.

## Intrepid Update

Underground development advanced an additional 548 metres during July and August, with the main decline ramp reaching the 200 metre level ahead of plan. Underground production has commenced from the Intrepid zone with the first stope blasted on September 13th. Production from the Intrepid zone will continue to ramp-up over the coming months.

**About New Gold**
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

**For further information, please contact:**

**Ankit Shah**
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

**Brandon Throop**
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

**Endnotes**

1. Total gold eq. ounces include silver produced converted to a gold equivalent. Gold eq. ounces are converted to a gold eq. based on a ratio of US$1,800 per gold ounce and US$24.00 per silver ounce for 2022 guidance estimates.

**Cautionary Note Regarding Forward-Looking Statements**

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations regarding having a strong finish to 2022 and delivering on its updated guidance; the planned continued ramp-up in underground and Intrepid zone production over the coming months; anticipated timing for mining the remaining glacial till waste stripping; expectations regarding the strip ratio and gold grades for the remainder of the year; the planned sources of mill ore feed for September and the remainder of the year; and anticipated timing for completing of mining from the North Lobe.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at the Rainy River Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

## Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Patrick Godin, Executive Vice President and Chief Operating Officer of New Gold. Mr. Godin is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.